Exhibit 99.1

CORREVIO PHARMA CORP.

1441 Creekside Drive, 6th Floor

Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the holders (the “Shareholders”) of common shares (the “Shares”) of Correvio Pharma Corp. (“Correvio” or the “Company”) and a special meeting of the Shareholders, holders of options (the “Options”), restricted share units (the “RSUs”) and phantom share units (the “PSUs”) of the Company (the “Meeting”) will be held virtually at https://web.lumiagm.com/202877707 on May 15, 2020 at 10 a.m. (Pacific time), subject to any adjournment(s) or postponement(s) thereof.

At the Meeting, the Shareholders will receive the financial statements of the Company for the year ended December 31, 2019 and the report of the auditors thereon and will be asked to vote on the following:

1.	to elect the directors of the Company to hold office until their successors are elected or appointed;
2.	to appoint KPMG LLP, Chartered Professional Accountants as auditors of the Company until the next annual meeting of the Company and to authorize the directors to fix the auditors’ remuneration;
3.	to consider pursuant to an interim order of the Supreme Court of British Columbia dated April 6, 2020 (the “Interim Order”) and, if thought fit, pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement involving the Company and Mercury Pharma Group Limited, an indirect, wholly owned subsidiary of ADVANZ PHARMA Corp. Limited, (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”), the full text of which resolution is set forth in Appendix “A” to the Circular; and
4.	to transact such further or other business as may properly come before the Meeting.

At the Meeting, Shareholders and holders of Options, RSUs and PSUs (on an “as-converted basis”), voting together as a single class will be asked to vote on the following:

1.	to consider pursuant to the Interim Order and, if thought fit, pass, with or without amendment, the Arrangement Resolution approving the Arrangement under Section 192 of the CBCA, the full text of which resolution is set forth in Appendix “A” to the Circular.

For the purposes of this notice, “as-converted basis” means, (i) in respect of Options, the number of Shares for which the Options are exercisable, (ii) in respect of RSUs, on the basis of one Share for each RSU, and (iii) in respect of PSUs, on the basis of one Share for each PSU.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement, and is deemed to form part of this Notice.

Shareholders who are registered holders of Shares (“Registered Shareholders”) and holders of Options, RSUs and PSUs are entitled to either vote at the Meeting online or vote by proxy. Shareholders who are not Registered Shareholders (“Non-Registered Shareholders”) should carefully follow the instructions of their intermediaries (see “General Proxy Information – Non-Registered Shareholders”).

In order to vote by proxy, Registered Shareholders must fill out the YELLOW form of proxy and holders of Options, RSUs and/or PSUs must fill out the GREEN form of proxy. If you are both a Registered Shareholder and a holder of Options, RSUs and/or PSUs and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Shareholders and holders of Options, RSUs and PSUs who are unable to attend the virtual Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent at its mailing address of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

Registered Shareholders and holders of Options, RSUs and PSUs and duly appointed proxyholders of such Registered Shareholders and holders of Options, RSUs and PSUs will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/202877707. A Shareholder or holder of Options, RSUs or PSUs who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the applicable form(s) of proxy or VIF attend and participate at the Meeting as your proxy and vote your Shares, Options, RSUs and/or PSUs, including, if you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your applicable form(s) of proxy or VIF, as applicable, identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting (a “Username”). Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders and holders of Options, RSUs and PSUs MUST visit  http://www.computershare.com/correvio and provide Computershare Investor Services Inc. with their proxyholder’s contact information, so that Computershare Investor Services Inc. may provide the proxyholder with a Username via email.

Proxies must be deposited with Computershare Investor Services Inc. no later than 10:00 a.m. (Pacific time) on May 13, 2020 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Meeting but will ensure that your vote will be counted if you are unable to attend. Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions. Please refer to the section in the Circular entitled “General Proxy Information – Non-Registered Shareholders” for information on how to vote your securities if you are a Non-Registered Shareholder.

The Interim Order provides that each Registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA as modified by the Interim Order and Plan of Arrangement and, if the Arrangement becomes effective, have his, her or its Shares cancelled in exchange for a cash payment from Correvio equal to the fair value of his or her Shares in accordance with the dissent rights set out in section 190 of the CBCA as modified by the Plan of Arrangement. To exercise such right, (a) a written notice of dissent with respect to the Arrangement Resolution from the registered Shareholder must be received by Correvio at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 10:00 a.m. (Pacific time) on May 13, 2020 or two Business Days prior to any adjournment or postponement of the Meeting, and (b) the registered Shareholder must have otherwise complied with the dissent procedures in Section 190 of the CBCA, as modified by the Interim Order. The right to dissent is described in the Circular and the text of the Interim Order is set forth in Appendix “D” to the Circular.

Failure to strictly comply with the requirements set forth in the Interim Order may result in the loss of any right of dissent.

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If you have any questions or need assistance, please contact Correvio or the transfer agent, Computershare Investor Services Inc., as follows:

Mail:	Correvio Pharma Corp. 6th Floor, 1441 Creekside Drive Vancouver, British Columbia Canada, V6J 4S7 Attention: Investor Relations	Mail:	Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario Canada, M5J 2Y1 Attention: Proxy Department
Telephone:	1-833-490-0586 (toll-free)	Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555
Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)
Email:	inquiries@gryphonadvisors.ca

If you have any questions and/or need assistance in voting your securities, please contact our proxy solicitation agent: Gryphon Advisors Inc.

North American Toll Free Number: 1.833.490.0586

Collect Calls Outside North America: 1.416.661.6592

Email: inquiries@gryphonadvisors.ca

DATED at Vancouver, British Columbia this 7th day of April, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF CORREVIO PHARMA CORP.

“W. James O’Shea”

W. James O’Shea
Chairman

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